SYMMETRY PANORAMIC TRUST

FIRST AMENDMENT TO INVESTMENT SUB-ADVISORY AGREEMENT

This FIRST AMENDMENT TO INVESTMENT SUB-ADVISORY AGREEMENT (the "First Amendment"), effective as of March 1, 2021, is by and between Symmetry Partners, LLC (the "Adviser") and Dimensional Fund Advisors LP (the "Sub-Adviser").

WHEREAS, the Adviser and the Sub-Adviser are parties to that certain Investment Sub-Advisory Agreement dated as of September 10, 2020 (the "Agreement"); and

WHEREAS, the parties to the Agreement desire to amend Appendix A of the Agreement pursuant to Section 16 of the Agreement;

NOW, THEREFORE, the Adviser and the Sub-Adviser agree as follows:

1.	Amendment of Appendix A. Appendix A of the Agreement is hereby deleted in its entirety and replaced with Appendix A attached hereto.

2.	Full Force and Effect. Except as set forth herein, all provisions of the Agreement shall remain in full force and effect.

3.	Effectiveness. The actions set forth in this First Amendment shall by effective as of the date hereof.

4.	Further Assurances. Each of the parties hereto hereby agrees that, at any time and from time to time, upon the request of any other party, it shall promptly execute and deliver any and all further instruments and documents and take such further action as such other party may reasonably request to effectuate the purposes of this First Amendment.

5.	Counterparts. This First Amendment may be executed and delivered by each party hereto via facsimile and in separate counterparts, each of which when so delivered shall be deemed an original and all of which taken together shall constitute but one and the same agreement.

[Signature page follows]

IN WITNESS WHEREOF, the parties have duly executed this First Amendment as of the date first above written.

SYMMETRY PARTNERS, LLC	DIMENSIONAL FUND ADVISORS LP By: DIMENSIONAL HOLDINGS INC., its General Partner

By:	/s/ Patrick A. Sweeny	By:	/s/ Carolyn O
Name:	Patrick A. Sweeny	Name:	Carolyn O
Title:	Principal	Title:	Vice-President

APPENDIX A

TO

INVESTMENT SUB-ADVISORY AGREEMENT

The Adviser shall pay the Sub-Adviser monthly compensation computed daily at an annual rate equal to the following:

Funds	Annual Sub-Advisory Fee Rate
Symmetry Panoramic US Equity Fund*	12 bps for the first $100 million; IO bps on amounts over $100 million
Symmetry Panoramic Global Equity Fund*	17.5 bps for the first $100 million; 15 bps on amounts over $100 million
Symmetry Panoramic International Equity Fund*	20 bps

*	Fee to be paid with respect to this Fund shall be based only on the portion of the Fund's average daily net assets allocated to the Sub-Adviser by the Adviser (the "Allocated Portion"). The daily sub-advisory fee for the Allocated Portion is calculated by multiplying the aggregate net assets of the Allocated Portion at the close of the immediately preceding business day by the Annual Sub-Advisory Fee Rate calculated as set forth above and then dividing the result by the number of days in the year. To the extent the Sub-Adviser invests Fund assets in other pooled investment vehicles it manages, the Sub-Adviser will waive its sub-advisory fee for the Fund in an amount equal to the management fees paid to the Sub-Adviser with respect to the Fund assets invested in such acquired fund. Notwithstanding the foregoing, the sub-advisory fee waivers will not exceed 100% of the sub-advisory fee, and will not apply with respect to any portion of the Fund for which the Sub-Adviser is not responsible. The Sub-Adviser and the Adviser acknowledge that, as a shareholder of any mutual fund advised by the Sub-Adviser, the Fund(s) will be subject to the fees of that fund as outlined in such fund's currently effective registration statement.